Exhibit 1

Harry Winston Diamond Corporation
Announces Revised Ore Reserve Statement and Mine Plan for The Diavik Diamond Mine

Toronto - March 14, 2008 - Harry Winston Diamond Corporation (TSX:HW; NYSE: HWD) made the following announcement today regarding its 40% owned Diavik Diamond Mine.

Prior to the commencement of commercial production at the Diavik Diamond Mine the proven and probable ore reserves stood at 25.7 million tonnes (106.7 million carats). Subsequently, 4.0 million tonnes (11.7 million carats) of reserves in the A-21 kimberlite pipe were removed leaving start-up reserves of 21.7 million tonnes (95.0 million carats). As of December 31, 2007, the reserves were 21.9 million tonnes (77.1 million carats) despite having mined 10.1 million tonnes (41.5 million carats) since commercial production began in August 2003. The increase in proven and probable ore reserve is largely a result of a new mine plan which confirms the economic value of the underground mining of ore that had previously been in the resource categories.

http://investor.harrywinston.com/pdf/HWDC_Diavik_Schematic.pdf

At start-up, the resources additional to the reserves were 11.7 million tonnes (31.4 million carats). As of December 31, 2007, they were 7.7 million tonnes (24.2 million carats). This revised resource statement does not include “geological” depth extensions of the kimberlite pipes identified by geophysical techniques, but not yet well enough defined to constitute resources. The bottom of the A-154 South kimberlite pipe has not yet been investigated in this manner because it would have required a disruption of current production to do so. This work is planned to be completed when full production shifts to the A-418 open pit next year.

Mineral Reserves at Diavik Diamond Mine - December 31, 2007

	PROVEN			PROBABLE			PROVEN and
	RESERVES			RESERVES			PROBABLE
	M t	ct/t	Mct	M t	ct/t	M ct	M t	ct/t	M ct
A154S
Open Pit	1.2	5.8	7.1	0.7	7.3	5.0	1.9	6.3	12.2
Underground	--	--	--	3.0	4.9	14.8	3.0	4.9	14.8
Total A154S	1.2	5.8	7.1	3.7	5.4	19.8	4.9	5.5	27.0
A154N
Open Pit	0.1	3.3	0.3	--	--	--	0.1	3.3	0.3
Underground	2.8	2.3	6.3	5.9	2.2	12.7	8.7	2.2	19.0
Total A154N	2.9	2.3	6.6	5.9	2.2	12.7	8.7	2.2	19.3
418
Open Pit	4.3	3.4	14.6	--	--	--	4.3	3.4	14.6
Underground	0.5	4.2	2.1	3.5	4.1	14.2	3.9	4.1	16.3
Total A418	4.8	3.4	16.6	3.5	4.1	14.2	8.3	3.7	30.8
TOTAL
Open Pit	5.7	3.9	22.0	0.7	7.3	5.0	6.3	4.3	27.0
Underground	3.3	2.5	8.4	12.3	3.4	41.7	15.6	3.2	50.1
Total Reserves	9.0	3.4	30.3	13.0	3.6	46.7	21.9	3.5	77.1

Mineral Resources at Diavik Diamond Mine - December 31, 2007

	MEASURED			INDICATED			INFERRED
	M t	ct/t	M ct	M t	ct/t	M ct	M t	ct/t	M ct

A154S	--	--	--	--	--	--	0.6	4.3	2.5

A154N	--	--	--	--	--	--	1.7	2.6	4.4

A418	--	--	--	--	--	--	0.6	4.5	2.7

A21	--	--	--	4.1	3.1	12.7	0.7	2.8	1.9

Total Resources				4.1	3.1	12.7	3.6	14.2	11.5

Since both Rio Tinto, with 60% Diavik Diamond Mine ownership, and Harry Winston, with its 40% interest, sell the same rough diamonds to the same markets, they are constrained from signaling their achieved diamond pricing to one another through public disclosure. WWW Diamond Consultants Ltd. (“WWW”) have provided an independent view of diamond prices for the reserve categories based on the examination of both production and bulk sample diamond parcels. During the past six months, WWW modeled and assigned diamond prices of $93 per carat to A-154 South, $117 to A-154 North and $85 to A-418.

The new mine plan does not include the mining of the A-21 kimberlite pipe which is retained in the inferred resource category. A program of large diameter drilling is currently underway on this pipe with the objective of collecting a large enough sample of diamonds to deliver a diamond price robust enough to support a production decision, and, therefore the promotion of part of this resource into a reserve category. Three out of a planned seven holes have already been completed to target depth. A diamond valuation is expected to be in hand by the end of this calendar year.

http://investor.harrywinston.com/pdf/HWDC_Production_Profile_chart.pdf

If the results of the A-21 study do not support commercial production then it is intended to modify the mine plan to bring underground production forward to fill the implied production void in years 2012 to 2016.

In calendar 2007, Rio Tinto and Harry Winston contributed on a 100% basis a total of Cdn$288 million to the underground development program. The underground capital program for calendar 2008 is budgeted at Cdn$345 million with an additional Cdn$213 million in 2009 to complete the underground mine and its supporting infrastructure. From this point, the project requires only sustaining capital averaging approximately Cdn$39 million per year through the balance of the mine life to beyond 2020 on the assumption that no new orebodies are developed. An intensive exploration effort is being carried out over the next two years with the objective of having sufficient time to permit and develop any new discoveries ahead of the closure date based on the existing resources.

Operating costs for underground mining are expected to be higher than open pit mining costs. Much of the costs in operating a remote site such as the Diavik Diamond Mine are fixed regardless of the mining method. The underground mining will use a combination of underhand cut-and-fill mining (with average life-of-mine mining costs of approximately Cdn$90 per tonne) and blast-hole stoping (with average life-of-mine mining costs of approximately Cdn$66 per tonne) depending on the rock stability encountered in actual production. Estimates are for the majority of the underground mining to be cut-and-fill but work currently underway is showing that there is an opportunity to improve on this. In comparison, average mining costs for open pit are expected to be approximately Cdn$53 per tonne of ore mined over the remaining life of the open pit.

The new mine plan represents substantial added value to all shareholders of the Diavik project and an extended mine life for its employees and other stakeholders. Further opportunities remain in potential depth extensions of the known orebodies as well as the potential for the discovery of new ones.

The reserve and resource information above was prepared by or under the supervision of Calvin G. Yip, P.Eng., an employee of Diavik Diamond Mines Inc. (DDMI) and a Qualified Person within the meaning of National Instrument 43-101.

This press release contains certain information that may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Particularly, information about proven and probable reserves, indicated and inferred resources, future mine development and operating costs and expected mine life is forward-looking information.  Forward-looking information is based on certain factors and assumptions regarding, among other things mining, production, construction and exploration activities at the Diavik Diamond Mine, world and U.S. economic conditions, and levels of worldwide diamond production. In making statements concerning expected capital and operating expenditure requirements in connection with the new mine plan, the Company has assumed that construction will occur on schedule without undue interruption. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward looking-information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what is currently expected. These factors include the inherent subjectivity of the reserve and resource estimation process, the uncertain nature of mining activities ( and, in particular, risks associated with underground construction ), risks associated with geographically remote operations, risks associated with joint venture operations, financing and regulatory risks, fluctuations in world diamond demand, production and prices and currency exchange rate risk. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, the Company is under no obligation and does not undertake to update this information at any particular time, except as required by law.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada's Northwest Territories. The company's retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

Contact:
Nancy Murray
212-245-2000
nmurray@harrywinston.com

Kelley Stamm
416.362.2237 EXT 223
kstamm@harrywinston.com